Exhibit 99.1

Nevada Geothermal Power Announces Private Placement, Total Funds C$10,000,000

Vancouver, B.C. (September 2, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF), today announced that it will proceed with a non-brokered private placement for up to 20,000,000 units at a price of C$0.50 per unit to raise gross proceeds of up to C$10,000,000.

Each unit will consist of one common share (a “Share”) and one transferable share purchase warrant (a “Warrant”), with one Warrant entitling the holder to purchase one additional common share (a “Warrant Share”) of the Company at a purchase price of $0.70 per Warrant Share (the “Offering”).

In the event that the closing price of the Company’s common shares on the TSX Venture Exchange (the “Exchange”) is $1.00 or greater per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants and in such case the Warrants must be exercised within 30 days.

NGP has engaged KBH Capital Corp. (the "Finder") to assist with the Offering. NGP will pay the Finder a cash finders fee equal to 5% of the gross proceeds raised from subscriptions in the Offering from persons introduced to the Company by the Finder; and issue to the Finder that number of unit purchase warrants (the “Finder’s Warrants”) that are equal to 5% of the number of Units sold to investors introduced to the Company.

The net proceeds of the offering will be used to fund further development at the Blue Mountain Faulkner 1 geothermal power plant, development of other existing projects and for working capital.

The Offering is subject to the acceptance of the TSX Venture Exchange and all securities to be issued in connection with the Offering shall be subject to a four month hold period.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal power plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and Black Warrior in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.